8797 Beverly Boulevard, Los Angeles CA 90048	David Wohlberg, President
(310) 789-1213

August 2, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Attn: Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Re:	Optical Molecular Imaging, Inc

Form 10-KSB for Fiscal Year Ended

December 31, 2005

Filed March 31, 2006

Forms 10-QSB for Fiscal Quarter Ended

March 31, 2006

Filed May 22, 2006

File No. 033-17264-NY

Dear Ms. Jenkins:

We have in hand your letter dated July 11, 2006. In response to the comments from the Staff of the Commission, we have revised our filings as indicated below. Your comments, and our responses follow:

Form 10-KSB as of December 31, 2005

Financial Statements, page F-1

1.	Revise to provide audited financial statements for Patco Industries for the fiscal year ended December 31, 2005, in accordance with Item 310(a) of Regulation S-B.

Response:

We think that our accounting disclosure is consistent with Division of Corporation Finance Accounting and Disclosure Rules and Practices. In February 2006, Spectral Molecular Imaging, Inc. (“Spectral”) entered into a reverse merger with Patco Industries, Inc. (“Patco”), a public company whose name was subsequently changed to Optical Molecular Imaging, Inc. (“OMI” or the “Company”). OMI filed a Form 8-K reporting the merger and name changes, and disclosing that, using reverse merger accounting, Spectral had in effect become the public company and that any subsequent

Tia Jenkins

August 2, 2006

filings (such as the Form 10-KSB in question) would reflect Spectral’s financial statements.

The Commissions’ Accounting Disclosure Rules and Practices state:

“Commission rules do not address directly a registrant’s reporting obligations in the event that it acquires another entity in a transaction to be accounted for as a reverse acquisition. For accounting purposes, the acquiree is treated as the continuing reporting entity that acquired the registrant. The staff believes the reports filed by the registrant after a reverse acquisition should parallel the financial reporting required under GAAP”.

(Division of Corporation Finance Accounting Rules and Practices, An Overview, Training Material)

Since we had already disclosed the merger transaction, we think that it is appropriate and meaningful to prepare OMI’s financial statements on the basis of Spectral as the reporting entity, with supplemental disclosure of the combined entities on a pro forma basis. We made full disclosures in Spectral’s financial statement footnotes of the merger transaction and the shares of Patco, which were accounted for as an OMI issuance.

The only alternative to our presentation would be to present the financial statements of Patco as the reporting entity, with Spectral as a significant acquiree, and the very same pro forma financial statements. We think that such a presentation is certainly less meaningful and potentially confusing for shareholders.

In this regard, it is important to note that during the period in question, Patco had no assets, no liabilities and no operations. Its only activity was to file periodic reports with the Commission.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please revise to provide an audit report that separately identifies and opines on the statement of operations, shareholders’ deficit and cash flows for the fiscal year ended December 31, 2005, the period from February 25, 2004, to December 31, 2004, and the cumulative period from inception to December 31, 2005.

Please see the revised audit report on page F-2 filed today.

Tia Jenkins

August 2, 2006

Summary of Significant Accounting Policies, page F-7

3.	We note the stock options issued to a director and various employees during the year. Revise to disclose total compensation expense recognized during the year and the method and assumptions used to determine it. Provide all disclosures required by SFAS 123.

Please see the revisions on page F-7 filed today.

Form 10-QSB as of March 31, 2006

Item 3. Controls and Procedures, page 10

4.	We note your principal executive and financial officers concluded your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is “recorded, processed, summarized and reported or submitted within the time periods specified in the rules and forms of the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Please see the revisions on page 1 filed today that make the clarification requested by the Staff.

5.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and financial officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Tia Jenkins

August 2, 2006

Please see the revisions on page 1 filed today in which the discussion of the level of assurance of our disclosure controls and procedures has been deleted.

Please also see our separate, supplemental letter, which contains the representations requested by the Commission.

Very truly yours,

/s/ David Wohlberg
David Wohlberg